Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

September 16, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 14, 2026, The Nasdaq Stock Market (the "Exchange") received from MercadoLibre, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

5.850% Notes due 2036

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,